Glen Y. Sato (650) 843-5502 gsato@cooley.com VIA EDGAR

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March 31, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:	Affymax, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 13, 2008 File No. 001-33213

Dear Mr. Rosenberg:

On behalf of Affymax, Inc. (the “Company”), we hereby provide additional responses in follow-up to our March 9, 2009 letter (the “Prior Response”) and call with the staff on March 26, 2009 to address the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 17, 2009 relating to the Company’s Annual Report on Form 10-K, File No. 001-33213, filed with the Commission on March 13, 2008. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which, for the Staff’s convenience, has been incorporated into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 51

1. Comment:  Please refer to your response to comment one and address the following:

•                  Please provide us further support for your position that EITF 00-21 allows the re-evaluation of units of accounting upon a modification to the arrangement.

Response: We believe that a material modification to an arrangement should be evaluated for the accounting impact of the modification regardless of the timing of the modification. As stated in our Prior Response, while paragraph 8 of Issue 00-21 states that an evaluation of the units of accounting must be performed at the inception of the arrangement and as each item is delivered it does not explicitly preclude the re-evaluation of the units of accounting upon other significant changes in the arrangement. Rather, we believe the first sentence of paragraph 8 addresses the accounting through the entire term of an arrangement, which starts at the inception and typically ends with the delivery of one or more items. Between these two points, material modifications may be agreed by the parties to the agreement and when such changes occur, accounting impact of those changes should be considered.

We feel that there is analogous literature to the reconsideration of accounting as material modifications take place.  One such example is described in paragraph 7 of FIN 46R, Consolidation of Variable Interest Entities, which states that “(t)he initial determination of whether an entity is a variable interest entity shall be reconsidered if one or more of the following occur:

a.               The entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk.

b.              The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the entity.

c.               The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d.              The entity receives an additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses.”

The criteria above resulting in a re-assessment of the initial determination represent changes to the contractual status, benefits, obligations or risks in the governing contractual arrangements. We believe this guidance is analogous to our revenue accounting that is governed by the contractual terms of the arrangement and any subsequent material modifications.  As previously discussed, on January 1, 2008 the arrangement with Takeda was amended to provide Affymax the unilateral right to opt out of its role on the Joint Steering Committee (“JSC”) no later than January 1, 2011.  Accordingly, we believe this modification requires re-evaluation of the accounting for the arrangement that results in a material change to the estimated life of the performance under the JSC obligation.

To further illustrate our view, and while we would not expect these events to occur, we believe that a material modification to the arrangement that results in the term of the JSC obligation changing from definite to indefinite or the payments of milestones changing from non-refundable to refundable would also need to be re-evaluated.  We do not believe that the accounting impact of such material modifications should be ignored.  Furthermore, while there may not be a significant amount of authoritative literature dictating that such changes in contractual terms be given accounting consideration, we

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believe logic and the intent of the literature to have the accounting fairly represent the substance of the arrangement leads one to conclude that the accounting for an arrangement should follow its substance throughout the contractual term, not just at its inception and that the accounting for arrangements whose rights and obligations have been materially modified should be re-evaluated on the modification occurrence.

•                  Tell us why you believe a modification to an agreement that affects the term of an obligation is appropriately accounted for as a change in your revenue recognition policy. Normally this type of change is treated prospectively affecting only the term of the revenue recognition with no change in the accounting model for the transaction. Explain how the contingency-adjusted revenue recognition model is applied and why you do not believe the method differs materially from the revenue recognition method prior to the modification.

Response: Our response has been separated into sub-sections below.

Arrangement and the impact of the amendment on the revenue accounting model:

Prior to the amendment on January 1, 2008, the term of the JSC obligation was undefined and, in effect, indefinite. As a result of this indefinite term, we concluded the most appropriate manner of recording revenue was the zero profit proportional performance model (“zero profit model”), and, in connection with its review of our IPO filings, the Staff did not object to the application of that model under the circumstances. As noted in the response above, the amendment provided Affymax the unilateral opt out of its role on the JSC beginning on January 1, 2011.  This information combined with other contractual terms enabled us to estimate the term of JSC obligation, define the deliverables in the development period and estimate the period during which the development period deliverables will be performed.   We also considered whether the zero profit model remained the most appropriate manner to estimate the revenue recognized under the arrangement.  Based on this determination, as further described below, we did not believe zero profit model was the most appropriate means for recording revenue following the January 1, 2008 amendment.

As a result of the amendment and related change in estimate in the term of the JSC obligation, we believe a new revenue accounting model is required for the development period beginning with the first period in which we report our financial results subsequent to January 1, 2008. We determined that the contingency-adjusted performance model (“CAPM”) was most appropriate given its alignment with SAB Topic 13 and SAB 104 that addresses accounting for non-refundable up-front payments for services delivered over an expected period.

We believe it is appropriate to account for the transition from a zero profit model to a model allowing for the recognition of profit upon a more precise estimate in a manner analogous to the accounting required by paragraph 25 of SOP 81-1, which states (in part):

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(I)n some instances, estimating the final outcome may be impractical except to assure that no loss will be incurred. In those circumstances, a contractor should use a zero estimate of profit; equal amounts of revenue and cost should be recognized until results can be estimated more precisely. A change from zero estimate of profit to a more precise estimate should be accounted for as a change in an accounting estimate.

We also note that, under SOP 81-1, when a change is made from recording revenues using a zero estimate of profit to recording estimates of profit when results can be estimated more precisely, the change in estimate is recorded using a cumulative catch-up adjustment, in accordance with paragraph 83 of that standard.  The provisions of paragraph 83 of SOP 81-1 are discussed in greater detail below.

In our consideration of appropriateness of applying the zero profit model, we analyzed the flow of payments by Takeda to us through to the end of the estimated development period. We currently estimate that Takeda will pay us approximately [*] in total consideration by the end of the development period. The zero profit model would recognize only a portion of that consideration as the services are performed during the development period (an amount equal to the costs incurred). We currently estimate that our deferred revenue balance under the zero profit model would be approximately [*] at the end of the development period. This deferred revenue balance would have been recognized upon conclusion of the development period resulting in arrangement-related revenue in the first quarter of 2011 that would have been greater than the amount of revenue recognized in any prior individual fiscal year during which the development services were provided. Further, this significant revenue would have been recognized in a period subsequent to the completion of development services under the arrangement.

Treatment as a change in accounting estimate:

In addition to our consideration of the analogous guidance found in SOP 81-1, we also considered FAS 154 in assessing the accounting treatment of the change in the term of the JSC obligation resulting from the amendment. We considered paragraph 2.d. of FAS 154, which states:

Change in accounting estimate — a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, or the present status and expected future benefits and obligations associated with the assets and liabilities. Changes in accounting estimates result from new information.

We also considered paragraph 13 of FAS 154, which states “a change in the estimated period to be benefited by an asset, if justified by the facts, shall be recognized as a change in accounting estimate.”

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The amendment changed the term of the JSC obligation, which clarified the expected term of the development period and future obligations under the contract. As a result, the change in the term of the JSC obligation was a change in accounting estimate.

With respect to the change from the zero profit model to CAPM, the change in estimate of the term of the JSC obligation made the zero profit model no longer appropriate for our revenue accounting, necessitated a different revenue accounting model. This is in contrast to a change from one appropriate model to another appropriate model. Without the change in estimate of the term of the JSC obligation, the applicability of the zero profit model would not have been re-assessed.

Paragraph 20 addresses a change in accounting principle that is necessitated by a change in estimate as follows:

The effect of the change in accounting principle, or the method of applying it, may be inseparable from the effect of the change in accounting estimate. Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, are considered changes in estimates.

The change from the zero profit model to CAPM was a result of the change in accounting estimate of the term of the JSC obligation and the change in model cannot be separated from the change in the estimated life of the JSC obligation. As a result, the change in model has been accounted for within the change in estimate resulting from the amendment rather than a separate change in accounting principle.

Timing of change of accounting estimate:

Paragraph 19 of FAS 154 provides guidance that a change in accounting estimate should be accounted for in the period of change (and any future periods, if appropriate) rather than retroactively as follows:

A change in accounting estimate shall be accounted for (a) in the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

As a result, the change in estimate was recorded in Q1 2008 upon the January 1, 2008 effective date of the amendment.

Application of CAPM:

Under the CAPM model, we recognize revenue related to each payment over the entire performance period, starting with the commencement of the arrangement. Payments are all treated consistently, whether up-front payments, milestone payments or reimbursement of development expenses including cost of API manufacturing and

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supply. As an amount is billable to Takeda, the billable amount is ratably amortized over the estimated term of the development period, which generally reflects the activities during the period. To the extent that the development period is underway at the time the item is billable, then revenue is recognized in the period of billing equal to the percentage of the estimated development period that has lapsed. The remaining amount is recognized ratably over the remaining term of the development period. For example assume $100,000 is billable in a fiscal period that is half-way through the estimated development period. Half of the amount, or $50,000, would be recognized in the fiscal period of billing. The remaining amount would be recognized ratably over the remaining term of the development period.

•                  Tell us how you arrived at the amount of the cumulative effect adjustment.

Response: In calculating the cumulative effect of this change in estimate, we considered paragraph 19 of FAS 154 and we also considered Paragraph 83 of SOP 81-1 which states that FAS 154 carries forward the two alternatives of accounting for changes in accounting estimates identified in APB 20:

•                  Cumulative Catch-Up: Account for the change in estimate in the period of the change so that the balance sheet at the end of the period of the change and the accounting in the subsequent periods are as they would have been if the revised estimate had been the original estimate.

•                  Reallocation: Account for the effect of the change ratably over the period of change in estimate and subsequent periods.

Paragraph 83 also states that “(a)lthough both methods are used in practice...the cumulative catch-up method is more widely used.” Paragraph 83 continues with the direction to “to narrow the areas of differences in practice” and account for such changes using the cumulative catch-up method.  The applicability of paragraph 83 to the cumulative catch-up is consistent with the analogous nature of SOP 81-1 to our accounting for the Arrangement as described earlier.

To determine the amount of the cumulative catch-up, we calculated the revenue that would have been recognized through 12/31/07 under CAPM ($57.4 million), which was greater than the revenue that had been recognized under the zero profit model ($56.0 million). The difference of $1.4 million was recorded as revenue in the period of change (first quarter of 2008) to ‘true up’ the amount of deferred revenue at the end of the period of change to CAPM.

11. Income Taxes, page 93

•                  Please refer to your response to comment 2. Please revise your proposed disclosure to clarify that you elected to use the deferral method to reflect the up-front payments

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from Takeda for tax purposes.  As indicated in IRS Revenue Procedure 2004-34 that you refer to in your response, please clarify if appropriate that the deferral method allows taxpayers to defer advanced payments to the next succeeding year to the extent that the advance payments are not recognized in revenues in the taxable year of receipt.

Response: We confirm that IRS Revenue Procedure 2004-34 allows taxpayers to defer the taxable recognition of advanced payments received to the next succeeding year to the extent that the advance payments are not recognized in revenues for financial reporting purposes.  Further, we confirm that the up-front payments from Takeda were eligible for the taxable recognition deferral provided in Revenue Procedure 2004-34, and we properly elected the taxable recognition deferral. The up-front payments received from Takeda in 2006 were recognized in our 2006 taxable income to the extent that they were included in revenues, for financial purposes, and the remainder of the upfront payments received in 2006 was included in taxable income for 2007.  We will clarify our disclosure prospectively in our Quarterly Report on Form 10-Q for the period ending March 31, 2009 to state that we elected to use the one year deferral method to recognize the up-front payments from Takeda for tax purposes.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato, Esq.

cc:	Arlene M. Morris, Affymax, Inc. Paul B. Cleveland, Affymax, Inc. Steven Love, Affymax, Inc. Grace U. Shin, Affymax, Inc.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.